

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Timothy Lain
Chief Financial Officer
Carpenter Technology Corp.
1735 Market Street, 15th Floor
Philadelphia, PA 19103

> **Re: Carpenter Technology Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed August 15, 2022**
> **File No. 001-05828**

Dear Timothy Lain:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing